UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 17)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Pep Boys – Manny, Moe & Jack

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 2, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 20 Pages)

SCHEDULE 13D
CUSIP No. 713278109	Page 2 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,455,731
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,455,731
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,455,731

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 713278109	Page 3 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,455,731
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,455,731
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,455,731

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 713278109	Page 4 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	991,780
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	991,780
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
991,780

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.90%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 713278109	Page 5 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	991,780
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	991,780
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
991,780

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.90%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 713278109	Page 6 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,117,317
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,117,317
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,317

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.14%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 713278109	Page 7 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,117,317
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,117,317
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,317

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.14%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 713278109	Page 8 of 20 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	3,564,828
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	3,564,828
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,564,828

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.84%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 713278109	Page 9 of 20 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	3,564,828
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	3,564,828
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,564,828

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.84%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 713278109	Page 10 of 20 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	3,570,084 (See Item 5)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	3,570,084 (See Item 5)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,570,084 (See Item 5)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.85% (See Item 5)

14)	TYPE OF REPORTING PERSON
IN

Page 11 of 20 Pages

This Amendment No. 17 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, as amended by Amendment No. 1 filed with the SEC on December 9, 2005, Amendment No. 2 filed with the SEC on December 22, 2005, Amendment No. 3 filed with the SEC on February 15, 2006, Amendment No. 4 filed with the SEC on March 28, 2006, Amendment No. 5 filed with the SEC on May 22, 2006, Amendment No. 6 filed with the SEC on May 24, 2006, Amendment No. 7 filed with the SEC on July 13, 2006, Amendment No. 8 filed with the SEC on August 3, 2006, Amendment No. 9 filed with the SEC on September 6, 2006, Amendment No. 10 filed with the SEC on September 22, 2006, Amendment No. 11 filed with the SEC on October 4, 2006, Amendment No. 12 filed with the SEC on November 21, 2006, Amendment No. 13 filed with the SEC on April 4, 2007, Amendment No. 14 filed with the SEC on October 2, 2007, Amendment No. 15 filed with the SEC on December 6, 2007 and Amendment No. 16 filed with the SEC on September 8, 2008 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of The Pep Boys-Manny, Moe & Jack, a Pennsylvania corporation (the "Company").  The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 2.

Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda, (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of January 5, 2009, the Reporting Entities are the beneficial owners of, in the aggregate, 3,570,084 shares of Common Stock, representing approximately 6.85% of the 52,127,463 shares of Common Stock reported by the Company to be issued and outstanding as of November 28, 2008 in its Form 10-Q filed with the Securities and Exchange Commission on December 10, 2008 (the “Issued and Outstanding Shares”) and approximately 6.85% of the 52,132,719 shares of Common Stock that would be outstanding assuming that all vested stock options and restricted stock units held by James A. Mitarotonda (as further described in Item 5 below) were exercised or otherwise converted into shares of Common Stock (the “Post-conversion Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership.  The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 12 of 20 Pages

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands.  The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.  The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P.  The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC.  Barington Offshore Advisors II, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd.  The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 13 of 20 Pages

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom and Sasha Castle, the Assistant Secretary of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On January 2, 2009 and January 5, 2009, Barington Companies Equity Partners, L.P. made distributions of 152,652 and 93,019 shares of Common Stock, respectively, to redeeming investors as payment of such investors’ redemption proceeds, and on January 2, 2009, Barington Companies Offshore Fund, Ltd. made distributions of 1,815,420 shares of Common Stock to redeeming investors as payment of such investors’ redemption proceeds.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a)

As of January 5, 2009, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 1,455,731 shares of Common Stock, representing approximately 2.79% of the Issued and Outstanding Shares.

As of January 5, 2009, Barington Investments, L.P. beneficially owns 991,780 shares of Common Stock, representing approximately 1.90% of the Issued and Outstanding Shares.  As of January 5, 2009, Barington Companies Offshore Fund, Ltd. beneficially owns 1,117,317 shares of Common Stock, representing approximately 2.14% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 1,455,731 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 2.79% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 991,780 shares of Common Stock beneficially owned by Barington Investments, L.P., representing

Page 14 of 20 Pages

approximately 1.90% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,117,317 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.14% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 1,455,731 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 991,780 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,117,317 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 3,564,828 shares, representing approximately 6.84% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 1,455,731 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 991,780 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,117,317 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 3,564,828 shares of Common Stock, representing approximately 6.84% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 1,455,731 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 991,780 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,117,317 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 3,564,828 shares of Common Stock.  Mr. Mitarotonda, who is a director of the Company, may also be deemed to beneficially own 2,051 shares of Common Stock issuable upon the conversion of restricted stock units granted to him that vest within 60 days of January 5, 2009 and 3,205 shares of Common Stock issuable pursuant to options granted to him that are exercisable within 60 days of January 5, 2009.  As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 3,570,084 shares of Common Stock, representing approximately 6.85% of the Post-conversion Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 1,455,731 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 991,780 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,117,317 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda may also be deemed to have sole voting and dispositive power with respect to the 2,051 shares of Common Stock issuable upon the conversion of restricted stock units granted to him that vest within 60 days of January 5, 2009 and the 3,205 shares of Common Stock issuable pursuant to options granted to him that are exercisable within 60 days of January 5, 2009. Other than with respect to the 2,051 shares of Common Stock issuable upon the conversion of restricted stock units granted to him that vest within 60 days of January 5, 2009 and the 3,205 shares of Common Stock issuable pursuant to options granted to him that are exercisable within 60 days of January 5, 2009 owned by him, Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Page 15 of 20 Pages

(b)

Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.15 and incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description	Page

99.15

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda dated January 6, 2009 (which supersedes and replaces the Agreement of Joint Filing dated September 8, 2008, as previously filed as Exhibit 99.14 to the Schedule 13D/A filed with the SEC on September 8, 2008).

19 to 20

Page 16 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 6, 2009

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President

Page 17 of 20 Pages

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general  partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

Page 18 of 20 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and	888 Seventh Avenue
Director and Treasurer	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Bison Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Citigroup Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Sasha Castle	Asst. Vice President,	Washington Mall I, 3rd Flr.
Assistant Secretary	Corporate Dept. of Citigroup	Reid Street
	Fund Services (Bermuda) Ltd	Hamilton HM 11, Bermuda

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary and Treasurer	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019